SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
	______________________

	SCHEDULE 13D

	Under the Securities Exchange Act of 1934
	(Amendment No. 1)*

Cache, Inc.
	(Name of Issuer)

Common Stock, par value $.01 per share
	(Title of Class of Securities)

127150-30-8
	(CUSIP Number)

Jane Saul Berkey, c/o Cache, Inc., 1460 Broadway, New York, N.Y. 10036 Telephone (212) 840-4242
                         (Name, address and telephone number of person
                       authorized to receive notices and communications)

February 26, 1996
                   (Date of event which requires filing of this statement)

		If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [ ].

	NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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



CUSIP No.  127150-30-8
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:	Jane Berkey
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  AF, PF, OO

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  N/A                  [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 494,046

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 494,046

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 494,046

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 5.43%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **:  IN

_____________________________________________________________________________
	** SEE INSTRUCTIONS BEFORE FILLING OUT!

	PAGE 2 OF 4 PAGES

	Item 1.	Security and Issuer.
		This statement constitutes Amendment No. 1 to the Schedule 13D dated February 26, 1996 filed by Jane Berkey with respect to the Common Stock, par value $ .01 per share (the "Common Stock"), issued by Cache, Inc. ("Cache"), a Florida corporation, whose principal executive offices are located at 1460 Broadway, New York, N.Y. 10036. Capitalized terms that are not defined herein shall have the meanings set forth in the original Schedule 13D. This Amendment No. 1 is being filed to correct the original Schedule 13D filed by Jane Berkey, which indicated beneficial ownership of 463,046 shares of Common Stock. It was recently determined that Jane Berkey beneficially owns 494,046 shares of Common Stock.

	1.	Item 3 of the Schedule 13D is corrected by amending and restating
Item 3 as follows:

		Of the 494,046 shares of Common Stock beneficially owned by Jane Berkey, the source and amount of funds for the acquisition of such shares are as follows:

		(i)	200,415 shares were acquired through the purchase of such
			shares using personal funds;

		(ii)	184,332 shares were acquired in exchange for the delivery of
			a promissory note having a principal amount of $1 million
			and bearing interest at an annual rate of five percent (5%)
			to Joseph E. Saul, who is Jane Berkey's father and a
			director of Cache (See Item 5 for disclaimer of group
			membership).  The promissory note is attached as Exhibit 1
			to this Schedule 13D.

		(iii)	105,299 shares were acquired as a gift from Jane Berkeys
			parents, Joseph Saul and Norma Saul.

		(iv)	4,000 shares were acquired on March 7, 1996 for $13,202.50.
			The funds for the purchase were obtained through an
			unsecured loan from Joseph Saul.

	2.	Paragraph (a) of Item 5 of the Schedule 13D is corrected by
amending and restating such paragraph (a) as follows:

		(a)	Jane Berkey owns beneficially a total of 494,046 shares of
the Common Stock (5.43% of the total shares deemed outstanding, based on figures reported by Cache as outstanding at February 28, 1997). Jane Berkey owns all the shares individually and has the sole power to vote and to dispose all of such shares.

	3.	Paragraph (c) of Item 5 of the Schedule 13D is corrected by
amending and restating such paragraph (c) as follows:

		(c)	The trading dates, number of shares purchased or sold and
price per share for all transactions by Jane Berkey with respect to the Common Stock during the past 60 days are follows: (i) 2/23/96, 30,000 shares were acquired as a gift at $3.23 per share; (ii) 2/26/96, 31,000 shares were acquired as a gift at $3.43 per share; and (iii) 3/7/96, 4,000 shares were purchased at $3.30 per share.


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

SIGNATURE
		After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1997


                                          /s/ Jane Berkey
                                          Jane Berkey




















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